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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2002


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F    X        Form 40-F
                             -----                 ------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes              No   X
                           -----           -----


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]


                      ------------------------------------


 This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)


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                               DAIMLERCHRYSLER AG



         FORM 6-K: TABLE OF CONTENTS


         1. Press Release of DaimlerChrysler AG, dated January 24, 2002, on DaimlerChrysler's sale of part of its Capital Services Portfolio to GE Capital




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                                                                               1









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                                DAIMLERCHRYSLER



                                                     Press Information

                                                     January 24, 2002


Contact:
Thomas Froehlich                      Phone ++49-(0)711-17-93311
Rainer Knubben                        Phone ++49-(0)30-2554-1100

DAIMLERCHRYSLER SELLS PART OF CAPITAL SERVICES PORTFOLIO TO GE CAPITAL

Stuttgart /Berlin/ Norwalk (CT) - DaimlerChrysler and GE Capital have reached an agreement for GE Capital to take over a portion of the DaimlerChrysler Capital Services portfolio in the USA. DaimlerChrysler will receive EURO 1.3 billion (US$ 1.2 billion) for the sale of the Commercial Real Estate and Asset-Based Lending portfolio.

DaimlerChrysler Capital Services is responsible for commercial financing within DaimlerChrysler Services specializing in selected big-ticket assets, such as aircraft, commercial real estate and ships. DaimlerChrysler Services is the financial services company of DaimlerChrysler AG, with a portfolio of about EURO 130 billion, it is one of the world's leading captive financial services providers.

The section of the assets that will be transferred to GE Capital consists of the commercial real estate portfolio. Also, the `Asset-Based Lending Portfolio' will be transferred. This comprises revolving credit lines for manufacturing, service and distribution companies.


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                                       2


The sale is part of DaimlerChrysler's strategy to focus on the automotive business as well as automotive related services. DaimlerChrysler plans to synchronize this sale with the expansion of our automotive services portfolio, particularly through the extension of products offered by DaimlerChrysler Bank in Germany and the further development of fleet management.

DaimlerChrysler is expecting that this transaction will be completed within the first quarter of 2002.







INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DaimlerChrysler AG





                                       By: /s/ ppa. Robert Koethner
                                           ---------------------------------
                                           Name: Robert Koethner
                                           Title: Vice President
                                                  Chief Accounting Officer




                                       By: /s/ i.V. Friedrich Siener
                                           ---------------------------------
                                           Name: Dr. Friedrich Siener
                                           Title: Director







Date: January 24, 2002